SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 10/11 - 07/15/2011

Strategic Plan

     In accordance with CVM Instruction 358/2002, Companhia Paranaense de Energia – Copel hereby announces to the market that a summary of its Integrated Strategic Plan related to the period from 2011 to 2015 is available on its website www.copel.com/ir through the link Strategic Plan.

     The Plan was prepared in accordance with the Strategic Framework, which was revised in April 2011, and is aimed at enabling Copel to achieve its vision of being “Simply the best in the decade” in its core businesses: energy generation, transmission, distribution and power trading.

Curitiba, July 15, 2011.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Of cer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

Companhia Paranaense de Energia COPEL

PARANÁ
GOVERNO DO ESTADO

STRATEGIC FRAMEWORK
2011 - 2015

     Any statements included in this document involving Copel’s business outlook or financial and operating forecasts and targets constitute the beliefs and assumptions of the Company’s Management, and the information currently available. Forward-looking statements are not guarantees of performance and involve risks, uncertainties and assumptions, given that they refer to future events, and thus are dependent on circumstances that may or may not occur. Investors should understand that general economic conditions, industry conditions and other operating factors could come to affect the future performance of Copel and lead to results that are materially different from those expressed in said forward-looking statements.

Strategic Framework 2011-2015	2

     Copel was founded in October 1954. It is the biggest company in the state of Paraná and operates with the most up-to-date technology in the energy generation, transmission and distribution segments, as well as in telecommunications.

     It operates an extensive and effective electrical system with its own power generation plants, transmission lines, substations, distribution networks and a modern fiber-optic-based telecommunications system linking the main cities in the state. In 2010, Copel installed more than 130,000 new electricity connections, serving virtually 100% of urban homes and more than 97% of rural homes.

     Committed to well-being and development, the Company does not only provide electricity to the population, it is also present in the day-today life of the Paraná population, by promoting social and economic growth, environmental responsibility and sustainable development. Copel pioneered the preparation of hydroelectric plant environmental impact studies and reports in Brazil and has been responsible for significant initiatives and programs in this area, exemplifying its commitment to sustainable development.

     It has adopted GRI (Global Reporting Initiative) guidelines in the preparation of its Annual Report, thereby improving its market perception and trust, in turn reflected by an increase in its real value. Copel’s shares are traded on the São Paulo, New York and Madrid Stock Exchanges, and the Company is an international benchmark for social and environmental sustainability.

Strategic Framework 2011-2015	3

     This report presents the Company’s 2011-15 Integrated Strategic Plan.

     The Plan was drawn up in accordance with the Strategic Framework - Mission, Vision, Values and Strategic Guidelines, which establishes and defines the Company’s future positioning. The Strategic Framework was revised in April 2011, based on the work of professionals from all areas of the Company.

     This Plan is designed to help Copel achieve its vision of being “Simply the Best of the Decade” in its core business of energy generation, transmission, distribution and sales.

     The federal government’s 10-Year Energy Expansion Plan to 2020 (PDE 2020), which has been available for public consultation at the Ministry of Mines and Energy (MME) since June 2 ,2011, gives an integrated view of expanding the supply and demand of several energy firms between 2011 and 2020. Since is an indication of national energy policy, the PDE has been used as a “guide” for investors to define their strategies for prospecting, evaluating and investing in new projects. Given that the 2020 PDE is publicly available, Copel can confirm that its own Strategic Plan is in accordance with said PDE.

Strategic Framework 2011-2015	4

Generation
Distribution
Transmission
Core
Business
(Energy)
Power Trading

Gas Distribution
Sanitation
Non Core
Telecommunications
Engineering

Strategic Framework 2011-2015	5

Strategic Framework 2011-2015	6

VALUES

Ethics – The result of a collective pact which determines individual conduct aligned with a common purpose.

• Respect for People – Consideration for one’s neighbor.

•Dedication – The capacity to become intensely and fully involved in one’s work, thereby helping the Company achieve its objectives

•Transparency – Being accountable for the Company’s acts and decisions in order to communicate their positive and negative aspects to all stakeholders.

• Safety – A healthy working environment in which employees and managers are united in a continuous process of improving protection procedures and promoting the safety, health and well-being of all.

•Responsibility – Ensuring that the Company is conducted in a sustainable manner, respecting the rights of all stakeholders, including future generations, with a commitment to sustaining all forms of life.

• Innovation – The application of ideas to processes, products or services in order to improve those already in place or build something new and better.

Strategic Framework 2011-2015	7

Strategic Framework 2011-2015	8

Energy Generation

     Copel has 17 hydroelectric power plants and 1 thermal power plant, with a joint installed capacity of 4,550 MW. It also has 608 MW of capacity from interests in other generating projects (5 hydro plants, 1 thermal plant and 1 wind farm), giving a total of 5,158 MW.

Strategic Framework 2011-2015	9

Electric Power Generation

Copel generation projects currently being implanted

Plant Plant	Installed Capacity MW	Assured PowerAverage MW	Location	Construction period (estimated)	Expected Capex (R$ million)

					1,100*
Mauá* Hydro Plant	361 MW*	197.7	Tibagi River - PR	2008-2011	(Apr/08)

		179.6			1,570
Colíder Hydro Plant	300 MW		Teles Pires River - MT	2011-2014	(Jul/10)
		10.6			120
Cavernoso II SHP	19 MW		Cavernoso River - PR	2011-2012	(Feb/11)
* Copel-GET has a 51% interest

Strategic Framework 2011-2015	10

Electric Power Generation

Generation Business Outlook to 2015

•Copel expects to increase its installed capacity by 44% by 2015.

• Also in 2015, the Company expects that alternative energy sources will account for 22% of its total energy matrix.

• By the same year, the Company intends to increase its energy sales in the free market by up to 34%.

     Note: The increase in Copel’s installed capacity depends on its successful acquisition of new assets and its success in federal government bids for new concessions.

Strategic Framework 2011-2015	11

Power Transmission

     Copel has 1,913 km of transmission lines, with an average substation capacity of 10,302 MVA.

     Copel intends to increase its annual permitted revenue (RAP) from transmission by up to 62% by 2015.

     Also by 2015, the Company aims to add 1000 km of new transmission lines and increase substation capacity by around 4000 MVA.

     Note: The increase in Copel’s annual permitted revenue depends on its successful acquisition of new assets and its success in federal government bids for new concessions.

Strategic Framework 2011-2015	12

Power Distribution

     Copel serves 392 municipalities in the state of Paraná and 1 in the state of Santa Catarina, totaling 3.8 million costumers (April 2011).

     Copel’s strategic objective is:

• To invest in renewing and upgrading its assets in order to improve quality indicators, in turn improving the reliability of the distribution system and ensuring that the demand generated by market growth is fully met.

• To increase the asset base of distribution, seeking up to 43% increase in the number of customers in the period 2011 to 2015.

Note: The increase in the asset base distribution depends on the successful acquisition of available assets.

Strategic Framework 2011-2015	13

Telecommunications

     Copel has 6,595 km of fiber-optic cable in its main ring, as well as 12,028 km of self-sustaining fiber-optic cable, serving 252 cities in state of Paraná and 2 cities in state of Santa Catarina, with a total of 1,088 clients.

Copel’s Fiber Optic Network

     Copel Telecomunicações intends to be present in 100% of Paraná municipalities by 2012 and provide them all with BEL (extra-wide broadband) by 2015.

Strategic Framework 2011-2015	14

•	Conclusion of Mauá Power Plant – 361 MW.
•	Beginning of the construction of Colíder Power Plant – 300 MW.
•	Fulfillment of the necessary conditions to begin São Jerônimo Power Plant – 331 MW. 2
•	Conclusion of the studies for sustainable interest in Baixo Iguaçu Power Plant – 350 MW.
•	Participation in renewable energy source auctions – adding up to 500 MW.
•	Expected investments up to R$ 500 million in transmission systems.
•	Beginning of Cavernoso II Small Hydroelectric Power Plant (SHP) – 19 MW.
•	Conclusion of the feasibility studies of SHPs on Chopim River – up to 120 MW.
•	Beginning of Dois Saltos SHP – 25 MW.
•	Establish reliability islands to attract industries and to the existing complexes.
•	Expand distribution by attracting new customers.
•	Evaluate more than a hundred possibilities for acquisition of generation projects received through six Public Calls for Proposals.
•	Maintain the investments required for the excellence of operations at Copel Distribuição.

Strategic Framework 2011-2015	15

Companhia Paranaense de Energia COPEL

PARANÁ
GOVERNO DO ESTADO

COPEL
Pura Energia

Investor Relations
ri@copel.com

(55 41) 3222-2027
www.copel.com/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 15, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.